EXHIBIT 99.81

Emerald Health Therapeutics’ Joint Venture, Pure Sunfarms, Receives License Amendment to Supply Cannabis Products Directly to Provincial/Territorial Wholesalers and Authorized Private Retailers

Pure Sunfarms expects to begin shipping branded cannabis products to Ontario and British Columbia in the coming weeks

VANCOUVER, British Columbia, Sept. 09, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has received from Health Canada the amendment to its license permitting it to sell and distribute packaged, Pure Sunfarms-branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada. Pure Sunfarms currently has supply agreements in place with the Ontario Cannabis Retail Corporation ( “OCRC”, operating as the Ontario Cannabis Store) and British Columbia Liquor Distribution Branch (“BCLDB”).

“We’re thrilled to receive this amendment to our license and be able to make our product available to cannabis consumers across the country,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “Pure Sunfarms will begin to roll out its consumer brand over the coming weeks, and Canadian consumers will soon be able to try our products, proudly grown right here in B.C., for themselves. Cultivated with the highest standards by the most experienced growers in the industry, we believe the quality of our cannabis will speak for itself.”

“With one of the leading cultivation platforms in the Canadian industry in terms of scale, production cost, and gross margin, and rapid sales growth initially as a supplier to other licensed producers, Pure Sunfarms is ready for its next stage of growth," said Riaz Bandali, Chief Executive Officer of Emerald. “Launching its own branding, and selling directly to provinces and territories, will enhance Pure Sunfarms’ ability to directly serve consumers. Considering that the current production run-rate of 75,000 kilograms is expected to expand to at least 150,000 kilograms by the end of next year, we expect the joint venture to achieve a strong nationwide presence.”

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

For more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.